SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                     Eagle Global Advisors Investment Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

5487 San Felipe, Suite 930
Houston, Texas 77057

Telephone Number (including area code): (713) 952-3550

Name and address of agent for service of process:

Capitol Services, Inc.
615 S. Dupont Hwy
Dover, DE 19901

Copies to:

Malcom Day Eagle Global Advisors, LLC 5847 San Felipe Suite 930 Houston, TX 77057	John H. Lively The Law Offices of John H. Lively & Associates, Inc. 2031 West 141st Terrace, Suite 119 Leawood, Kansas 64224

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X  ]
NO [    ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston, State of Texas on the 27th day of September, 2010.

EAGLE GLOBAL ADVISORS INVESTMENT TRUST

By:    /s/ Malcom Day

         Malcom Day, Initial Trustee

Attest: /s/Carol J. Highsmith

Carol J. Highsmith